

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 1, 2008

Mr. Adam Jenn
Chief Executive Officer
U. S. Canadian Minerals, Inc.
116 - 936 Peace Portal Drive
Blaine, WA 98230

> **Re:** **U. S. Canadian Minerals, Inc.**
> **Form 8-K Filed September 17, 2008**
> **Response Letter Dated September 20, 2008**
> **Amended Form 8-K/A Filed September 23, 2008**
> **File No. 000-31042**

Dear Mr. Jenn:

We have completed our review of your Form 8-K and related filings and have no further comments at this time. Please note that this letter is only applicable to the above-referenced filings and does not relate to reviews of other filings.

Sincerely,

Jill Davis
Branch Chief